GENTOR RESOURCES INC.

August 31, 2012

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

United Stated Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Ms. Jenkins:

Re:	Gentor Resources Inc. (“Gentor”) Form 20-F for Fiscal Year
Ended December 31, 2011 Filed April 30, 2012
SEC File No. 333-130386

The following is Gentor’s response to the comment provided in the letter of the staff (the “Staff”) of the Securities and Exchange Commission to the undersigned dated August 21, 2012 (the “Comment Letter”). For your convenience, we have repeated the comment of the Staff in bold type face exactly as given in the Comment Letter. The Company’s response is set forth below such comment by the Staff.

SEC Comment

Form 20-F for Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Note 12 – Share Capital, page F-20

d) U.S. Dollar Common Share Purchase Warrants, page F-22

1.	We note your disclosure that you extended the lives of 17,205,340 U.S. dollar warrants by 6 months effective as of October 5, 2011. Please tell us how you accounted for the modification and classification of these warrants in your consolidated financial statements. Please reference the authoritative literature you relied upon to support your accounting.

Gentor’s Response

Gentor extended the lives of some warrants by six months effective as of October 5, 2011. These warrants comprised 6,516,668 warrants issued between January 18, 2011 and March 15, 2011 and 10,688,672 warrants issued between October 28, 2010 and December 22, 2010 as part of private placements of units. Each warrant entitles the holder thereof to purchase one additional common share of the Company.

Gentor Resources Inc.

1 First Canadian Place, 100 King Street West, Suite 7070, Toronto ON, Canada, M5X 1E3

Tel: 416 366 2221 Fax: 416 366 7722

www.gentorresources.com

August 31, 2012

Accounting for Warrant Modification on October 5, 2011:

There is no explicit accounting guidance for modification of warrants held by shareholders. The accounting for a warrant modification is analogous to the repurchase and resale of capital stock in determining the appropriate accounting for the modification of warrants. As per ASC-505-25-7 and ASC-505-25-9:

After an entity's repurchase of its own outstanding common stock, sometimes it may either retire the repurchased shares and issue additional common shares, or, as an alternative, resell the repurchased shares. In either case, the price received may differ from the amount paid to repurchase the shares. While the net asset value of the shares of common stock outstanding in the hands of the public may be increased or decreased by such repurchase and retirement, such transactions relate to the capital of the corporation and do not give rise to corporate profits or losses. There is no essential difference between the following:

1.	The repurchase and retirement of a corporation's own common stock and the subsequent issue of common shares.
2.	The repurchase and resale of its own common stock.

The difference between the repurchase and resale prices of a corporation's own common stock shall be reflected as part of the capital of a corporation and allocated to the different components within stockholder equity as required by paragraphs 505-30-30-5 through 30-10.

Based on the foregoing principles, the difference between the fair value of the warrant component of the units on the date of their original issuance and the fair value immediately prior to the modification on October 5, 2011 is not to be recognized in the profit/loss. As such, no journal entry is to be booked to recognize the difference. However, ASC 505-30-30-5 through 30-10 sets forth the accounting treatment of the difference in value before modification and after modification (i.e. the difference between the repurchase and resale value), the incremental fair value. These paragraphs describe that, when a corporation's stock is repurchased, the resale price may be allocated between additional paid-in capital and retained earnings.

Alternatively, it may be charged entirely to retained earnings in recognition of the fact that a corporation can always capitalize or allocate retained earnings for such purposes. If a portion of the excess is allocated to additional paid-in capital, it shall be limited to the sum of both of the following:

1.	All additional paid-in capital arising from previous retirements and net gains on sales of treasury stock of the same issue.

August 31, 2012

2.	The pro rata portion of additional paid-in capital, voluntary transfers of retained earnings, capitalization of stock dividends, and so forth, on the same issue. For this purpose, any remaining additional paid-in capital applicable to issues fully retired (formal or constructive) is deemed to be applicable pro rata to shares of common stock.

Based on the foregoing principles, Gentor had an option to either recognize the incremental fair value to retained earnings (by recognizing the fair value before modification as a debit to paid-in capital, and the fair value after modification as a credit to paid-in capital, and thus the excess debit to retained earnings) or recognize the entire amount of the fair value after modification to retained earnings. Gentor selected the accounting policy to recognize only the incremental fair value to retained earnings.

The combined effect of the repurchase and subsequent issuance of the warrants resulted in a debit to retained earnings and a credit to additional paid-in-capital reflecting the excess of fair value of the new warrants over the old warrants.

Gentor acknowledges that:

•	Gentor is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gentor may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please feel free to contact the undersigned at 416-366-2221.

Yours truly,

GENTOR RESOURCES INC.

(signed) "Donat K. Madilo"
Donat K. Madilo
Chief Financial Officer